SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

UPM-Kymmene Corporation Company Announcement November 19, 2007 at 9.40

First batches of pulp from Botnia’s pulp mill in Uruguay to be shipped for test runs in the coming weeks

UPM’s associated company Botnia’s pulp mill in Uruguay has started up successfully. The first batches of pulp will be shipped for test runs to UPM’s mills in China and Finland in the coming weeks. Originally the mill was scheduled to start up in the third quarter of 2007. The delay in start-up will not have material impact on UPM’s financial results for 2007.

The annual capacity of the Fray Bentos pulp mill is one million tons of eucalyptus pulp, of which UPM’s share is some 510,000 tons.

The pulp mill is one of the most modern in the world. Designed with the most recent technologies available, the mill operates in compliance with the strictest standards set by the European Union and Uruguayan legislation.

The total investment in the mill comes to 1.2 billion US dollars.

Botnia S.A. is a subsidiary of Oy Metsä-Botnia Ab. UPM owns 47 per cent of Oy Metsä-Botnia Ab.

For further information, please contact:

Mr Pauli Hänninen, Executive Vice President, Technology, tel. +358 204 150 543

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations